CONFIDENTIAL	767 Fifth Avenue
VIA EDGAR	New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

Raymond O. Gietz
+1 (212) 310-8702
September 9, 2016	raymond.gietz@weil.com

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:                    Suzanne Hayes

c/o Joseph McCann

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Re:                             QLT Inc.
Registration Statement on Form S-4
Filed August 8, 2016
File No. 333-212971

Ladies and Gentlemen:

On behalf of our client, QLT Inc. (the “Company,” “we,” “our” and “us”), please find below a response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 1, 2016 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed by the Company on August 8, 2016 (the “Registration Statement”).  In connection with this letter, the Company is filing today an amendment to the Registration Statement (“Amendment No. 1”). In addition to the EDGAR filing, we are separately furnishing to the Staff six courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

For your convenience, the Company has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is its response.  Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Cover Page

1.              We note your disclosure that the per share consideration that Aegerion shareholders will receive in conjunction with the merger is subject to downward adjustment. In this regard, please indicate the minimum per share merger consideration that Aegerion shareholders would receive assuming the class action litigation and DOJ/SEC matters were settled for an amount that exceeds the negotiated threshold for such matter. Also revise the cover page to disclose the potential impact of these

Ms. Suzanne Hayes Assistant Director September 9, 2016 Page 2

matters on the stated 67% and 33% ownership interests that QLT and Aegerion shareholders, respectively, would hold in Novelion following the merger.

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1   accordingly.  Please see the cover page of Amendment No. 1.

2.              We note your disclosure on page 40 of the proxy statement/prospectus that, if the class action litigation and DOJ/SEC matters are not resolved prior to the closing of the merger, Aegerion shareholders will receive warrants to purchase QLT common stock in lieu of QLT common stock. Please highlight this information on the cover page of the proxy statement/prospectus.

Response:  We have reviewed the referenced disclosure on page 40 of the Registration Statement and believe it to accurately disclose that the QLT shareholders, and not the Aegerion stockholders, will receive warrants to purchase QLT common shares.  We have revised the cover page of Amendment No. 1 to highlight this information.

Summary

3.              We note your disclosure on page 131 of the proxy statement/prospectus that QLT was likely classified as a PFIC in 2015 and is expected to be classified as a PFIC in 2016. We further note your Form 8-K filed on August 9, 2016, which discusses QLT’s tax status during the 2008-2014 period. Please revise to highlight this information in the summary, including the implications of being a PFIC that are described in the risk factor that appears on page 28.

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1   accordingly.  Please see pages 10, 29,  and 135 of Amendment No. 1.

The Merger

Background of the Merger; page 42

4.              Please revise to provide further detail with regard to each of the following items:

a.              The material terms in QLT’s draft term sheet, as referenced at the top of page 42;

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1 accordingly.  Please see page 44 of Amendment No. 1.

b.              the preliminary valuation analyses provided by J.P. Morgan to Aegerion management, as referenced on page 43;

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1 accordingly.  Please see page 46 of Amendment No. 1.

Ms. Suzanne Hayes Assistant Director September 9, 2016 Page 3

c.               the merger consideration, if any, that was included in the April 12, 2016 draft merger agreement between QLT and Aegerion, as referenced on page 45;

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1 accordingly.  Please see page 48 of Amendment No. 1.

d.              the basic terms of Company A’s in-license proposal, as referenced on page 46;

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1 accordingly.  Please see page 49 of Amendment No. 1.

e.               the merger consideration that was included in the May 2, 2016 draft merger agreement between QLT and Aegerion, as referenced on page 47;

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1 accordingly.  Please see page 50 of Amendment No. 1.

f.                 the “open points” that remained in the negotiations between QLT and Aegerion at various points, as referenced, without limitation, on pages 47, 48, 50, 54, 56 and 58;

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1 accordingly.  Please see pages 50, 51, 52, 56, 58, 59, and 61 of Amendment No. 1.

g.              the material terms, including cash consideration, contained in the draft merger agreement that Aegerion presented to Company B, as referenced on page 54;

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1 accordingly.  Please see page 56 of Amendment No. 1.

h.              the basic terms of Company C’s in-license proposal, as referenced on page 54; and

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1 accordingly.  Please see page 57 of Amendment No. 1.

i.      the feedback that Aegerion management provided to Company D, which resulted in Company D determining not to pursue a transaction, as referenced on page 54.

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1 accordingly.  Please see page 57 of Amendment No. 1.

Ms. Suzanne Hayes Assistant Director September 9, 2016 Page 4

Material United States Federal Income Tax Consequences of the Merger

U.S. Federal Income Tax Consequences of the Merger to Aegerion Stockholders; page 127

5.              We note your disclosure that the merger “is expected to be” a taxable transaction. Please revise your disclosure to indicate whether the merger will be a taxable transaction and provide corresponding disclosure throughout the proxy statement/prospectus, where appropriate. To the extent that you are unable to provide such disclosure, please consider whether a tax opinion is required pursuant to Regulation S-K, Item 601(b)(8). For guidance, please refer to Parts III.C.2 and C.4 of Staff Legal Bulletin No. 19.

Response:  The Company acknowledges the Staff’s comment and has revised Amendment No. 1 accordingly.  Please see pages vi, vii, 9, 131, 132 and 134 of Amendment No. 1.

*     *     *     *

Ms. Suzanne Hayes Assistant Director September 9, 2016 Page 5

In response to the closing comments of the Staff’s comment letter, the Company has advised us, and has authorized us to hereby acknowledge on its behalf, in connection with this response to the Staff’s comments that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8702 or send me an e-mail (raymond.gietz@weil.com).

Sincerely,

/s/ Raymond O. Gietz
Raymond O. Gietz

cc:	Dori C. Assaly
Senior Vice President, Legal and Corporate Secretary
QLT Inc.
887 Great Northern Way, Suite 250
Vancouver, British Columbia
Canada V5T 4T5